 Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 333-228758 on Form N-1A of our report dated July 22, 2022, relating to the financial statements and financial highlights of Rimrock Core Bond Fund and Rimrock Emerging Markets Corporate Credit Fund, each a series of Rimrock Funds Trust, appearing in the Annual Report on Form N-CSR of Rimrock Funds Trust for the year ended May 31, 2022, and to the references to us under the headings “Financial Highlights”, and “Independent Registered Public Accounting Firm” in the Prospectus, and under the headings “Disclosure of Portfolio Holdings Information”, and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Costa Mesa, California

September 27, 2022